UONLIVE CORPORATION
5/F, Guangdong Finance Building
88 Connaught Road West
Hong Kong
SAR of the People’s Republic of China

August 27, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D. C. 20549-7010

ATTN:       Christine Davis
Assistant Chief Accountant

Re:              China World Trade Corporation
Form 10-KSB/A for Fiscal Year Ended December 31, 2007
Filed August 5, 2008
File No. 000-26119

Ladies and Gentlemen:

Thank you for your comment letter dated August 14, 2008 (the “Comment Letter”), with respect to the above-captioned Form 10-KSB/A for fiscal year ended December 31, 2007.  Our amended Form 10-KSB/A of Uonlive Corporation (f/k/a China World Trade Corporation), a Nevada corporation (the “Company”) incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures

1.
We note that in your amended Form 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year.  Disclosure controls and procedures include, “controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”  Considering management’s failure to provide its report on internal control over financial reporting, it is unclear to us how you are able to continue to conclude that your disclosure controls and procedure are effective as of the end of the fiscal year.  Please further amend the Form 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  If you continue to believe that your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Response 1: In retrospect, our current management has concluded that our disclosure controls and procedures and internal control over financial reporting were not effective for the fiscal year ended December 31, 2007, as the Staff pointed out.  Therefore, we have revised Item 8A and Item 8AT to indicate that our disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2007.

2.
We note your statement that there have been no changes in your internal controls over financial reporting “known to [y]our chief executive officer and chief financial officer” during your last fiscal quarter that have materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Item 308(c) of Regulation S-B requires a definitive conclusion by your management regarding changes in internal control over financial reporting.  Please confirm, if true, that there have been no changes in your internal control over financial reporting during your last fiscal quarter, and revise your disclosure to remove the phrase “known to our chief executive officer and chief financial officer.”  Similar concerns apply to your Form 10-Q for the fiscal quarter ended March 31, 2008 and June 30, 2008.

Response 2: We confirm that there have been no changes in our internal control over financial reporting during our last fiscal quarter for the year ended December 31, 2007 and for the quarters ended March 31, 2008 and June 30, 2008.  We have revised the disclosure in our Form 10-KSB/A2 to delete the phrase “known to our chief executive officer and chief financial officer” and will be sure that all future periodic filings contain a definitive conclusion by management regarding internal control over financial reporting, as required in Item 308(c) of Regulation S-B.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Cheung Chi Ho
Cheung Chi Ho
Chief Executive Officer

cc:  Harold H. Martin, Esq.

Enclosures